[Hines Real Estate Investment Trust, Inc. Letterhead]
September 11, 2006
Via Facsimile (202) 772-9210 and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attention:	Mr. Steven Jacobs — Mail Stop 4561
Mr. Howard Efron

Re:
Responses to comment letter received from the Staff of the Securities and Exchange Commission dated August 25, 2006 with respect to the Annual Report on Form 10-K for the year ended December 31, 2005 filed by Hines Real Estate Investment Trust, Inc. (File No. 0-50805)

Ladies and Gentlemen:
     This letter is written in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 25, 2006 with respect to the above-referenced Annual Report on Form 10-K of Hines Real Estate Investment Trust, Inc. (the “Company”). For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the response immediately follows each comment in normal-type.
Properties, pages 25 to 27
1.	We do not object to the separate presentation of operating data (e.g., details of occupancy rates, lease expirations and geographic and industry diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation of operating data in future filings, as appropriate.
     The Company will revise its presentation of operating data in future filings, as appropriate.

Financial Statements
Hines-Sumisei U.S. Core Office Fund, L.P.
Commitments and contingencies, page 93
2.	We note that the leases with two major tenants were reconstructed and extended effective October 27, 2004 and that you recognized termination fees of approximately $13,163,000 related to these transactions. Please describe, in some added detail, the nature of the restructured lease transactions including the termination fees. Additionally, please advise us if there are any remaining obligations that you have in connection with receiving the termination fees and whether the two major tenants restructured their leases, excluding the impact of the termination fees, at market rates.
     On October 27, 2004, the leases with the two primary office tenants at the 425 Lexington property in New York City were restructured. Canadian Imperial Bank of Commerce (“CIBC”) terminated its lease covering approximately 138,000 square feet, and Simpson Thatcher & Bartlett (“STB”) simultaneously increased its space in the building by entering into a direct lease covering this former CIBC space. In addition, both CIBC and STB extended the expiration dates of their respective existing leases from October 31, 2008 to October 31, 2018. In conjunction with this transaction, CIBC paid the landlord a termination fee in the amount of $13,163,000 related to the prior CIBC space that was terminated early. The two tenants’ leases were restructured at market rates, and the landlord has no remaining obligations relating to the receipt of the aforementioned termination payment.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

     If you have any questions concerning our responses set forth above, please contact the undersigned at (713) 966-5476.

Very truly yours,
/s/ Sherri W. Schugart

Sherri W. Schugart Chief Financial Officer